UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2003
Commission File Number: 00-115124

NCE PETROFUND
(Name of Registrant)
Barclay Centre
600 444 7Avenue SW
Calgary, Alberta
Canada T2P 0X8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____ Form 40-F __✔_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No __✔_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCE PETROFUND

Date: May 6, 2003   By: _____

Vince P. Moyer, CA
Senior Vice President, Finance and CFO

EXHIBIT

Exhibit   Description of Exhibit

1.   **Material Change Report dated April 29, 2003.**

EXHIBIT 1

April 29, 2003

NCE Petrofund (TSX: NCF.UN, AMEX: NCN) Closes Internalization Transaction and Appoints Jeffery E. Errico CEO

Calgary

NCE Petrofund ("Petrofund") announces the closing of the internalization transaction, which was approved at the April 16, 2003 meeting of unitholders. The closing of this transaction has resulted in the elimination of all management fees payable by Petrofund to NCE Petrofund Management Corp., effective January 1, 2003.

Management

As described in the information circular on the internalization transaction that was mailed to unitholders, NCE Petrofund Corp.'s Board of Directors has appointed Jeffery E. Errico as CEO, expanding on his current responsibilities as President.

The composition of the Board has also changed. John Nestor and Richard Zarzeczny have resigned and Jeffery E. Errico, James E. Allard and Wayne M. Newhouse are now directors. John Driscoll remains Chairman of the Board.

Petrofund is also pleased to announce that Jeff Newcommon has been appointed Executive Vice-President.

Unitholder benefits

In addition to the elimination of management fees, the Board of Directors of NCE Petrofund Corp. believe that the benefits of the internalization transaction to unitholders of Petrofund include the following:

- the internalization transaction has been structured to be accretive to Petrofund's net asset value, distributions and cash flow;
- the ongoing management structure of Petrofund will be streamlined and consolidated in Calgary, which is expected to reduce future general and administrative costs;
- by eliminating the fees currently payable to the Manager and consolidating Petrofund's management and administration, the long-term operating cost structure of Petrofund will be improved;
- Petrofund's governance structure has been enhanced, with unitholders having the right to designate at Petrofund's annual meetings all of the nominees to be elected directors;
- the transaction could further enhance the attractiveness of the Units to a wider range of potential investors and hence, expand the investor base and lower the cost of capital; and
- increasing management's ownership interest in Petrofund will further align the interests of unitholders and management.

Continued next page

Forward looking statements

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, Petrofund claims the protection of the safe harbor for forward-looking statements provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. Petrofund cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what Petrofund currently foresees. Discussion of the various factors that may affect future results is contained in Petrofund's recent filings with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Contact Information

For further information, please contact Chris Dutcher 403-218-8625.

For Investor Services (investor enquiries) please contact 416-364-9297 or 1-888-739-4623.

e-mail: info@nceresources.com   website: www.nceresources.com